hip

03 OCT 20 7:21

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

October 20, 2003

03032929

SUPPL

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Yours very truly,

Peter Lee
Chief Financial Officer

10/29

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities regarding September 2003 dated: **October 3, 2003**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	Press Release: New Retail Partnership for Hip Gear™ and Launch of CodeDevil date of filing: **September 16, 2003**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
3.	Press Release: Completion of New Credit Facility date of filing: **October 3, 2003**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	Press Release: Publishing Division Named Primary North American Vendor for Xicat Interactive, Inc. date of filing: **October 3, 2003**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.

SEC File Number 82-34720

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**59,426,676**
ADD:	Stock Options Exercised	8,333	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	1,207,520	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**60,642,529**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

03 OCT 21 ... 7:21

TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
C. **Stock Option Plan and / or Agreement**				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,446,620**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
				nil
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
September 4, 2003	Nick Giannopoulos	Sept. 24/01	$0.73	1,333
September 8, 2003	Bonnie Greenberg	Aug. 18/00	$1.80	2,000
September 8, 2003	Jennifer Lee	Dec. 19/99	$1.00	5,000
			SUBTOTAL	**8,333**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
September 3, 2003	Nikki Davidson	Aug. 13/02	Aug. 13/07	$0.60	168
September 26, 2003	eSklar	Aug. 18/00	Aug. 18/05	$1.50	-45,000*
				SUBTOTAL	**-44,832**
Stock Option Outstanding — Closing Balance					**5,483,119**

*This option grant was previously cancelled in err on May 31, 2002. It was re-instated on September 26, 2003. TSX staff advised the Company to report the re-instatement as noted.

D.	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
	Shares Reserved (for Stock Option Plan)		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		6,518,645
	Additional shares Listed Pursuant to the Plan (ADD)	0	
	Stock Options Exercised (SUBTRACT)	8,333	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**6,510,312**

All information reported in this Form is for the month of September 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	October 3, 2003

FOR IMMEDIATE RELEASE **September 15, 2003**

HIP INTERACTIVE CORP. ANNOUNCES NEW RETAIL PARTNERSHIP FOR HIP GEAR™ AND LAUNCH OF CODEDEVIL™

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today the launch of Hip Gear™, its proprietary line of video game accessories for all video game platforms, in Zellers stores across Canada.

Hip has signed a three-year agreement with Zellers to be the primary supplier of all non-first party video game accessories to 285 stores. Hip's full line of Hip Gear™ products, representing over 50 SKUs, is now available in all Canadian Zellers' stores.

"We are very pleased to be partnering with a leading chain like Zellers," said Arindra Singh, President & Chief Executive Officer of Hip. "Our Hip Gear™ line has done very well in Canada to date. In fact, Hip Gear™ is now one of the largest third party suppliers of video games accessories in Canada and we could not have achieved that without the support of such national retailers. Furthermore, it is partnerships like that with Zellers that will enable us to reach our goals of increased market share and penetration for the Hip Gear™ brand over the next fiscal year."

In addition, Hip Gear™ is pleased to announce the upcoming launch of its exciting new software, CodeDevil™. This latest addition to the Hip Gear™ line-up puts the accessories division in the middle of the "cheatware" market – software which enables gamers to break the codes on their favourite games in order to add new weapons, uncover secrets and live forever. The most compelling feature of CodeDevil™ is the fact that it can use codes from all other current cheatware products and also provides exclusive codes for gamers that use CodeDevil™. CodeDevil™ will be available to the North American market exclusively through Hip Gear™ and is expected to be in retail stores in October 2003.

"We were impressed with the versatility of the CodeDevil™ game enhancement software," said Mr. Singh. "As CodeDevil™ is compatible with all other current game enhancement software, users will be able to access the most up-to-date codes at all times. This product brings another dimension to the Hip Gear™ line, which is always looking for the best and most innovative products to bring to the consumer."

About Hip Gear™

Hip Gear™ video game accessories (www.hipgearproducts.com) are designed to blend innovation and creativity. Created from the consumers' desires, Hip Gear™ provides high quality, value-priced accessories for all leading game consoles. Hip Gear™ is carried throughout North America in such leading video game retailers as EB Games, CompUSA, GameStop, Fry's Electronics, KBtoys.com, Target.com, Future Shop, Radio Shack, Blockbuster, Zellers (Canada) and Wal-mart (Canada). In addition, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 60,642,529 common shares issued and outstanding.

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

SEC File Number 82-34720

FOR IMMEDIATE RELEASE **OCTOBER 3, 2003**

HIP INTERACTIVE CORP. ANNOUNCES SUCCESSFUL COMPLETION OF NEW CREDIT FACILITY

Hip Interactive Corp. (TSX: HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced that effective September 30, 2003 it obtained an operating credit facility from The Bank of Nova Scotia.

Under the terms of the new arrangement, the bank has provided the Company with a $25 million operating credit facility increasing to $40 million during the Company's busy selling season from September 1 through to February 28. The facility is a demand facility, renewable annually, which will be used for working capital purposes. It is prime-based with an option to borrow via bankers' acceptances, which could reduce the interest rate on the facility to a rate below prime, depending on the bankers' acceptances rates in effect.

"We are very pleased to be working with a Schedule "A" Bank in a traditional banking arrangement," said Peter Lee, Chief Financial Officer of Hip Interactive. "This agreement gives Hip increased availability and more favorable pricing on terms and pricing usually available only to investment grade companies. We will use the additional availability to take advantage of special opportunity buys and early payment discounts with suppliers, and to grow our strategically important Hip Games™ publishing and Hip Gear™ accessories businesses."

For the quarter ended September 30, 2003, the Company will record a pre-tax charge to income of approximately $450,000 of which $300,000 is non-cash relating to the costs of exiting the previous lending arrangement. With the Scotiabank facility, the Company expects to realize annual savings of approximately $400,000 resulting from improved pricing, no standby fees and lower costs of administrating a traditional banking facility as compared to an asset based arrangement.

"We firmly believe," continued Mr. Lee, "that this facility provides Hip with more than sufficient availability to enable us to maximize the growth of our business over the important third and fourth fiscal quarters. Before any cash outlays for special opportunity buys, early payments discounts or for new publishing deals, we anticipate that our loan balance will peak at approximately $20 million during the busy third fiscal quarter and that we will be out of the facility by March 31, 2004. Looking ahead, with this loan facility and the continuing support of our suppliers, we are well positioned to continue to grow sales and profitability for the foreseeable future."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 60,642,529 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

SEC File Number 82-34720

FOR IMMEDIATE RELEASE **OCTOBER 3, 2003**

HIP INTERACTIVE CORP.'S PUBLISHING DIVISION NAMED PRIMARY NORTH AMERICAN VENDOR FOR XICAT INTERACTIVE, INC.

Hip Interactive Corp. (TSX: HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today the signing of an agreement with Xicat Interactive, Inc., a publishing of award winning computer games, naming Hip's Publishing Division as the primary North American vendor for approximately 21 titles over the next fifteen months.

Under the terms of the agreement, Hip Interactive will work closely with Xicat to distribute nine titles for the PC CD-ROM, six for Microsoft's Xbox™, four for the Sony PlayStation2®, and two for the Nintendo GameCube™. Upcoming products include: ChopLifter: Crisis Shield for the PlayStation2, Falcon 4.0 Gold: Operation Infinite Resolve for the PC and Zanzarah: The Hidden Portal for the Xbox.

"We are very pleased to be working with Xicat," said Arindra Singh, President & Chief Executive Officer of Hip. "We look forward to adding Xicat's list of innovative titles to our product mix."

Brad Flack, US Sales Director for Xicat commented, "We are delighted to announce Hip Interactive as our new business partner. This deal is an important step for our brand as we further build on our international profile."

About Xicat Interactive, Inc.

Publishing games for PlayStation2®, Nintendo® Gamecube® and Game Boy® Advance, Microsoft® Xbox and Personal Computers, Xicat Interactive, Inc., (http://www.xicat.com/) is headquartered in Ft. Lauderdale, FL., with offices in London and Zurich. A fast-growing innovator in the world of interactive entertainment software publishing Xicat's popular titles include BlackStone: Magic & Steel, Metal Dungeon, Motor Trend Presents Lotus Challenge, Sniper: Path of Vengeance, U.S. Special Forces: Team Factor, Jane's Attack Squadron, Top Angler, X-Plane, and Gothic.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 60,642,529 common shares issued and outstanding.

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For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

For more information on Xicat Interactive, Inc.
Please contact Jan Sanghera, Marketing & PR Manager, Xicat Interactive
PHONE: 207-251 8000; FAX: 207-253 7445; EMAIL: jsanghera@xicat.com